

August 31, 2012

Via E-mail
Mr. Ron Zwanziger
Chairman, Chief Executive Officer and President
Alere, Inc.
51 Sawyer Road, Suite 200
Waltham, MA 02453

Re: Alere, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012
Form 8-K dated and filed August 8, 2012
File No. 001-16789

Dear Mr. Zwanziger:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe that a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the fiscal year ended December 31, 2011
Consolidated Financial Statements
Notes to Consolidated Financial Statements
2(h) Goodwill and Other Intangible Assets with Indefinite Lives, page F-12

1. In your letter dated September 1, 2011 that was provided in response to our comment letter dated August 2, 2011, you proposed a disclosure that explains the facts and circumstances that resulted in the impairment of goodwill. Please tell us where you included similar disclosure to explain the facts and circumstances that led to the fourth quarter 2010 and 2011 impairments. If you did not provide this disclosure, please provide us the disclosure and confirm that you will provide similar disclosure in future periodic filings.

Form 8-K dated August 8, 2012
Exhibit 99.1

2.   Your press release presents non-GAAP adjustments on the face of your GAAP condensed consolidated statements of operations which result in non-GAAP statements of operations. Also, your disclosures of adjusted amounts at the beginning of the press release are non-GAAP measures and give greater prominence than GAAP amounts. Please provide us proposed revised disclosures to be included in future filings that remove any non-GAAP financial statements and includes disclosure that balance the non-GAAP measures with a discussion of the most comparable GAAP measure. Please be sure that the revised disclosures show the GAAP measures with equal or greater prominence than the non-GAAP measures. Please refer to Instruction 2 to Item 2.02 of Form 8-K which indicates that Item 10(e)(1)(i) of Regulation S-K applies to these disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Don Abbott, Senior Staff Accountant, at (202) 551-3608, if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant